This is the form of a material change report required under section 85(1) of the Securities Act (British Columbia) and under section 75(2) of the Securities Act (Ontario).

BC  FORM  53-901F
(Previously  Form  27)

SECURITIES  ACT

MATERIAL  CHANGE  REPORT  UNDER  SECTION  85(1)  OF  THE  SECURITIES  ACT  (BRITISH  COLUMBIA)  AND  UNDER  SECTION  75(2)  OF  THE  SECURITIES  ACT  (ONTARIO)

1.

Reporting Issuer

Nevsun Resources Ltd. (the "Company")
Suite 800 - 1075 West Georgia Street
Vancouver, BC  V6E 3C9

2.

Date of Material Change

June 16, 2003

3.

Press Release

The press release was issued on June 16, 2003 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

4.

Summary of Material Change

Nevsun Resources Ltd. (NSU/TSX) reports assay results from the Bisha Project in Eritrea.  High-grade gold and copper assays have been received from an additional seven holes, B-17 to B-24, and have added another 150 metres of strike length to the north of the initial discovery section. Drill holes B-1 to B-24 now cover a strike length of 300 metres from drill holes assayed and released to date. Drilling has also tested a large gravity anomaly located 300 metres to the south of the main Bisha Zone. This is interpreted geologically to be a strike extension of the main Bisha Zone and extends the known continuous drilled structure to at least 900 metres.  The highlights of the news release include:

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High-grades extend strike length, including 43.65 metres grading 5.78% Cu in B-17, 63.35 metres grading 23.75 g/t Au and 33.0 metres grading 4.41% Cu in B-20, 16.6 metres grading 16.89 g/t Au in B-21  and 24.4 metres grading 4.2 g/t Au and 12.64% Cu in B-24.

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Step out hole 300 metres to the south of main mineralized zone encounters 122.35 metres of massive sulphides, from 35.11 to 157.75 metres with assays pending.

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Drill tested 900 metres of continuous strike length with assays pending.

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All high-grade gold and copper assays received to date are within 80 metres vertical depth from surface.

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Management believes that the main sulphide horizon extends at least 1200 metres as defined by the EM and gravity data.

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Coincidental EM and gravity anomaly 1.5 kilometres to the northwest of main Bisha zone and potential extension of the main Bisha strike length to be drilled in next program.

5.

Full Description of Material Change

See attached news release.

6.

Reliance on Section 85(2) of the Act

This report is not being filed on a confidential basis.

7.

Omitted Information

No information has been intentionally omitted from this form.

8.

Senior Officers

Dr. John A. Clarke
Telephone:  (604) 623-4700
Maureen D. Carse
Telephone: (604) 623-4700

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., on June 16, 2003

NEVSUN RESOURCES LTD.

Per:"Maureen Carse"

Maureen D. Carse

Corporate Secretary

HIGH-GRADE GOLD AND COPPER INTERCEPTS CONTINUE TO EXTEND STRIKE LENGTH AT BISHA PROJECT

June 16, 2003

Nevsun Resources Ltd. (NSU-TSX) is pleased to report that assay results from the ongoing diamond drill program continue to extend the strike length of the Company’s 90% owned Bisha Project, Eritrea. High-grade gold and copper assays have been received from an additional seven holes, B-17 to B-24, and have added another 150 metres of strike length to the north of the initial discovery section. Drill holes B-1 to B-24 now cover a strike length of 300 metres from drill holes assayed and released to date. Drilling has also tested a large gravity anomaly located 300 metres to the south of the main Bisha Zone. This is interpreted geologically to be a strike extension of the main Bisha Zone and extends the known continuous drilled structure to at least 900 metres. (See attached drill plan map).

HIGHLIGHTS:

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High-grades extend strike length, including 43.65 metres grading 5.78% Cu in B-17, 63.35 metres grading 23.75 g/t Au and 33.0 metres grading 4.41% Cu in B-20, 16.6 metres grading 16.89 g/t Au in B-21  and 24.4 metres grading 4.2 g/t Au and 12.64% Cu in B-24. (Assay table next page)

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Step out hole 300 metres to the south of main mineralized zone encounters 122.35 metres of massive sulphides, from 35.11 to 157.75 metres with assays pending.

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Drill tested 900 metres of continuous strike length with assays pending.

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All high-grade gold and copper assays received to date are within 80 metres vertical depth from surface.

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Management believes that the main sulphide horizon extends at least 1200 metres as defined by the EM and gravity data.

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Coincidental EM and gravity anomaly 1.5 kilometres to the northwest of main Bisha zone and potential extension of the main Bisha strike length to be drilled in next program.

The main target of the current drilling program is a synclinal structure that hosts a significant sulphide body capped by a gold enriched oxide iron horizon followed by a supergene copper horizon. The oxide gold horizon appears to be up to 35 metres thick while the underlying supergene copper  horizon is 30-35 metres thick. All of the above is underlain by primary massive sulphides.

The sulphide body is folded in an east west direction into a series of synclines and anticlines and is believed to occur intermittently over a horizontal distance of several kilometres. It appears that only significant synclinal structures are producing sulphide concentrations. Another coincident EM and gravity anomaly located 1.5 km to the northwest of the main showing remains to be drill tested. Surface gossans have been mapped in the area as they were at the main Bisha showing area. It is thought that the two areas are underlain by the same sulphide horizon.

Hole #	From	To	Length (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Zone
B-17	11.8	17.6	5.8	13.1	44.48	0.09	2.06	0.03	Oxide
and	65.0	71.2	6.2	11.36	241.58	0.14	4.37	0.03	Oxide/supergene
and	71.2	149.04	67.84	0.73	20.43	3.95	0.03	0.35	Supergene/ massive sulphide
incl.	71.2	114.85	43.65	1.32	39.61	5.78	0.04	0.02	Supergene Cu
and incl	123.85	137.45	13.6	0.42	8.18	0.37	0.01	1.32	Massive sulphide
B-18	2.0	5.0	3.0	1.45	-	-	-	-	Oxide
and	56.0	62.0	6.0	1.02	37.25	5.08	0.17	0.03	Supergene Cu
and	147.03	156.0	8.97	0.64	8.77	0.09	0.01	0.24	Massive sulphide
B-19	42.0	55.5	13.5	0.009	0.50	0.81	0.00	0.02	Stringer
and	68.3	79.5	11.2	1.19	7.5	0.31	0.02	0.01	Massive sulphides and stringers
and	152.0	185.0	35.0	0.42	6.9	0.26	0.01	0.47	Massive sulphide
B-20	2.65	66.0	63.35	23.75	42.94	0.09	0.33	0.04	Oxide
and	66.0	99.0	33.0	1.39	35.15	4.41	0.06	0.3	Supergene Cu
and	99.0	126.0	27.0	0.89	17.94	0.62	0.03	0.99	Massive sulphide
B-21	1.0	9.45	8.45	1.68	2.03	0.12	0.06	0.08	Oxide
and	41.5	54.0	16.6	16.89	29.92	0.09	0.72	0.07	Oxide
and	57.0	83.0	26.0	0.80	32.73	0.76	0.03	0.005	Massive Sulphide
B-22	35.0	46.5	11.5	8.02	7.69	0.02	0.04	0.02	Oxide
B-23	54.0	69.6	15.6	8.43	7.32	0.02	0.01	0.02	Oxide/massive sulphide
B-24	1.2	15.0	13.8	4.1	4.25	0.10	0.01	0.07	Oxide
and	31.0	52.5	21.5	4.5	6.57	0.02	0.06	0.03	Oxide
and	55.1	79.5	24.4	4.2	39.49	12.64	0.17	0.94	Supergene Cu
and	79.5	111.0	31.5	0.65	13.48	1.30	0.04	1.93	Massive sulphide
and incl.	78.0	85.5	7.5	0.72	31.0	1.31	0.19	6.58	Massive sulphide

Further assay results will be released as available.

Holes B-17 to B-24 are all drilled north of the initial discovery section and extend the mineralized zone an additional 150 metres to the north. An eastern synclinal structure is coincident with the core of the northern gravity anomaly.

Oxide, supergene copper within massive sulphides and massive sulphide mineralization have all been encountered. A distinct pattern of mineralization is emerging and the ability to hit the various styles of mineralization is becoming predictable.

Drilling is currently concentrating on testing the southern gravity anomaly at line spacings of 100 metres in a north south direction. It is anticipated that upon completion of the current drill contract that a strike length of 900 metres will have been drill tested for the eastern synclinal structure of which 600 metres will have been drilled at 50 metre line spacings.

Hole B-39 (assays pending) was collared 300 metres south of B-38 (see map below) to test the axis of the syncline in this area which is interpreted from EM and gravity results. This vertical hole (-90º) encountered massive sulphides from 35.4 metres to 157.75 metres (122.35m) (6.45 metres of this interval is felsic dykes) thus explaining the large gravity anomaly. The Company now believes that the main sulphide horizon extends over a strike length of at least 1200 metres (defined by the EM and gravity data), that the north and south gravity anomalies are directly related and they are caused by massive sulphide mineralization.

Robin Chisholm, P. Geol. (Alberta), independent Consultant Geologist, of Taiga Consultants Limited, a qualified person under National Instrument 43-101, supervised and directed all work associated with the drilling program.

Nevsun implemented a QA/QC program, consisting of certified standards, for the drill program. The analytical methods used for gold and silver are fire assay with atomic absorption or gravimetric finish. Induced Coupled Plasma (ICP) is used for silver trace level values. The analytical methods used for the base metals are aqua-regia digestion and atomic absorption finish or ICP for trace level values. Sample preparation and analysis were conducted at ALS Chemex of Vancouver, Canada.

Nevsun Resources continues to advance the development and exploration of its Tabakoto/Segala gold projects covering 83 square kilometres in the Kenieba district of western Mali. The combined projects represent one of West Africa’s largest undeveloped gold camps. The Company is negotiating debt financing for these projects and, subject to financing, plans to be in production in late 2004. Management believes that the new high-grade discovery at the Bisha property in Eritrea complements Nevsun’s advanced Tabakoto and Segala Projects in Mali, West Africa as they provide for regional project and corporate growth.

Forward Looking Statements:The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements..

NEVSUN RESOURCES LTD. "John A. Clarke" Dr. John A. Clarke President & Chief Executive Officer	For further information, Contact: Don Halliday Manager, Investor Relations (604) 623-4700 or 1-888-600-2200 e-mail: dhalliday@nevsun.com